Exhibit 99.1

FOR IMMEDIATE RELEASE

Micromem Technologies Inc. Provides an Update on Executed Manufacturing and Supply
Agreements and Ongoing Business Initiatives

TORONTO, NEW YORK, N.Y.—March 26, 2010 — Micromem Technologies Inc., (Micromem, the “Company”) (OTC BB: MMTIF, CNSX: MRM) and its wholly-owned subsidiary, Micromem Applied Sensor Technologies, Inc. (MAST) (www.mastinc.com), provide the following update on executed manufacturing and supply agreements and other business initiatives that were outlined and discussed in our December 15, 2009 press release.

1.

We are proceeding towards the next round of product testing of additional keyboard substrates with the objective of obtaining required regulatory approval and certification. The certification process and timetable is managed by the licensing authorities. Once completed, the Company will be positioned to sell these certified units under the terms of the agreement previously struck with its contracted customer.

2.	We continue to negotiate a form of a business development agreement with BAE. A further update to the shareholders is subject to a mutually agreed upon press release by the two companies.

3.

Micromem intends to file a submission to obtain FDA 510(k) clearance for the medical device which incorporates our magnetic sensors for an adjunctive screening indication in the breast. We have engaged expert FDA counsel to provide regulatory advice and assistance in preparing the FDA submission. Once submitted, the review process depends in large part on the type and amount of additional information FDA requests regarding the device, if any, and how quickly Micromem can provide the requested information. FDA’s clearance of a 510(k) notice for the device would authorize the device to be marketed for the listed indications in the United States.

4.

Norwegian EM Technology (NEMT) continues to test our magnetic device for exploration purposes. Our discussions and negotiations with NEMT are proceeding satisfactorily and test results have been better than expected.

5.	Development work continues on both our mining and our oil sensor prototypes as part of our client/product pipeline.

6.	We have further invested in our IP portfolio during Q1 2010 as the business developments described above have evolved and provided future opportunities.

7.

The parent company of NanoOpto recently announced that its NanoOpto operations will be discontinued. We are currently meeting with NanoOpto to confirm the timing and remaining costs associated with the completion of the development work on the concentrator for our Hall sensor. The completion date for this development project has been extended beyond the first quarter of calendar 2010 and the Company may need to secure an alternative supplier.

Joseph Fuda, president and CEO states, “Micromem has reached the point where our joint development partners have satisfied themselves that all technical representations that have been made are accurate and that their products can function in either an improved fashion or in an entirely new way using our technology. Once again we have done something that we promised to do. We found interested partners and we began building, testing and evaluating our technology in combination with our partners.”

Whereas Micromem anticipated that it would be positioned to report revenues from the initiatives described in points (1) and (3) above by March 31st, as reported in December 2009, its expectations at this stage are that these revenue opportunities will be realized in the 2010 as the delays in commercialization have been due to production logistics and required regulatory approvals.

Micromem will provide further updates on these developments as they occur.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

###

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
               CNSX - Symbol: MRM

Shares issued: 91,831,723
SEC File No: 0-26005

Investor Contact:
Jason Baun
Chief Information Officer
Micromem Technologies Inc.
416-364-2023

Media Contact:
CPR for MASTInc
Dana Taormina
201-641-1911 x53
dtaormina@cpronline.com

###